UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 6, 2017

Invitation Homes Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-38004	90-0939055
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1717 Main Street, Suite 2000, Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

(972) 421-3600

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01. Other Events.

On October 16, 2017, Starwood Waypoint Homes (“SFR”) and Invitation Homes Inc. (“INVH”) each filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/information statement and prospectus with respect to the special meeting of SFR shareholders scheduled to be held on November 14, 2017 (the “SFR Shareholder Meeting”) to, among other things, vote on a proposal to approve the previously announced proposed merger (the “Merger”) involving SFR and INVH pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 9, 2017, by and among SFR, INVH, IH Merger Sub, LLC (“REIT Merger Sub”), Invitation Homes Operating Partnership LP (“INVH LP”) and Starwood Waypoint Homes Partnership, L.P. (“SFR LP”).

As previously disclosed in the joint proxy statement/information statement and prospectus, two putative class actions have been filed by purported shareholders of SFR challenging the Merger. The first suit, styled as Berg v. Starwood Waypoint Homes, et al., No. 1:17-cv-02896, was filed in the United States District Court for the District of Maryland on September 29, 2017, and is against SFR, SFR LP, SFR’s trustees, INVH, INVH LP and REIT Merger Sub (the “Berg Lawsuit”). The second suit, styled as Bushansky v. Starwood Waypoint Homes, et al., No. 1:17-cv-02936, was filed in the United States District Court for the District of Maryland on October 4, 2017, and is against SFR, SFR LP and SFR’s trustees (the “Bushansky Lawsuit” and, collectively with the Berg Lawsuit, the “Lawsuits”). The Lawsuits allege that SFR and its trustees violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder by allegedly disseminating a false and misleading Form S-4 containing a joint proxy statement/information statement and prospectus. The Lawsuits further allege that SFR’s trustees allegedly violated Section 20(a) of the Exchange Act by failing to exercise proper control over the person(s) who violated Section 14(a) of the Exchange Act. The Berg Lawsuit additionally alleges that INVH violated Section 20(a) of the Exchange Act. The Lawsuits seek, among other things, injunctive relief preventing consummation of the Merger, rescission of the transactions contemplated by the Merger Agreement should they be consummated and litigation costs, including attorneys’ fees. The Berg Lawsuit also seeks injunctive relief directing SFR’s trustees to disseminate a registration statement that does not contain any untrue statements of material fact and declaratory relief that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act. The Bushansky Lawsuit also seeks rescissory damages in the event of a merger.

SFR and INVH continue to believe that the claims asserted in the Lawsuits are without merit, and further believe that no supplemental disclosure is required under applicable laws. However, SFR and INVH wish to make certain supplemental disclosures to their shareholders in connection with the Merger, which are set forth in this filing.

Important information concerning the Merger is set forth in the joint proxy statement/information statement and prospectus. The joint proxy statement/information statement and prospectus is amended and supplemented by, and should be read as part of and in conjunction with, the information set forth in this Current Report on Form 8-K. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to those terms in the joint proxy statement/information statement and prospectus.

SUPPLEMENT TO THE JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS

This supplemental information should be read in conjunction with the joint proxy statement/information statement and prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the joint proxy statement/information statement and prospectus, the information contained herein supersedes the information contained in the joint proxy statement/information statement and prospectus. Page references in the below disclosures are to the joint proxy statement/information statement and prospectus, and defined terms used but not defined herein have the meanings set forth in the joint proxy statement/information statement and prospectus. Without admitting in any way that the disclosures below are material or otherwise required by law, SFR and INVH make the following amended and supplemental disclosures:

The section of the joint proxy statement/information statement and prospectus entitled “The Mergers—Background of the Mergers” beginning on page 41 is amended and supplemented as follows:

The last full paragraph on page 47 of the joint proxy statement/information statement and prospectus is hereby replaced, in its entirety, with the following:

Later on August 1, 2017, the SFR Board met, along with members of management and representatives of Morgan Stanley and Sidley. Without Morgan Stanley or members of management other than Mr. Tuomi present, Mr. Kelter updated the SFR Board on the current status of the transaction. A representative of Sidley reviewed for the SFR Board members their duties as directors in connection with a potential transaction. Representatives of Sidley then reviewed with the SFR Board the proposed terms of the Merger Agreement, including the proposed termination fees and expense reimbursement amounts. Representatives of Morgan Stanley then updated the SFR Board on the status of the proposed transaction and provided an overview of the transaction rationale and a detailed timeline for the proposed transaction. The Morgan Stanley representatives then proceeded to update the SFR Board on the progress made in various work streams, including due diligence. Representatives of management then reviewed with the SFR Board a presentation that outlined key outstanding diligence items and the findings of a preliminary synergies analysis. The SFR Board also discussed the terms of Morgan Stanley’s proposed engagement and Morgan Stanley’s historical relationships with INVH, Blackstone, the Blackstone Stockholders and certain of their respective affiliates. In connection with the Mergers, Morgan Stanley was ultimately engaged by SFR to provide financial advice and services related to the Mergers. Morgan Stanley performed financial, valuation, and investor base analyses, assisted SFR with its financial due diligence and reviewed operational and other information, and assisted with the structuring, planning and negotiation of the Mergers and the terms of the Mergers. In addition, Morgan Stanley assisted SFR with the preparation of marketing related documents, including the investor presentation, press releases and other forms of communication documents. Morgan Stanley also advised SFR on positioning the Combined Company and investor communications. During the period from January 31, 2015 through July 31, 2017, Morgan Stanley and its affiliates had received aggregate fees of approximately $16 to $17 million for financial advisory and financing services provided to SFR (and its predecessor entities) and approximately $3 to $4 million for financing services provided to INVH. During the two years prior to July 31, 2017, Morgan Stanley and its affiliates had received aggregate fees of approximately $80 to $90 million for financial advisory and financing services provided to Blackstone and its majority controlled affiliates and portfolio companies (other than INVH), the majority of which are fees received for financing services. The SFR Board ultimately determined that it would be reasonable, appropriate and cost-effective to engage another financial advisor to provide an opinion with respect to the fairness, from a financial point of view, of the Merger Consideration, and approved the engagement of Evercore as a second financial advisor on August 7 as described below. On August 1, 2017, Evercore began the due diligence that would be required for it to provide an opinion with respect to the fairness, from a financial point of view, of the Merger Consideration.

The section of the joint proxy statement/information statement and prospectus entitled “The Mergers—Opinion of INVH’s Financial Advisor—Summary of Material Financial Analyses of Deutsche Bank—Standalone Valuation of INVH—Discounted Cash Flow Analysis” beginning on page 63 is hereby replaced, in its entirety, with the following:

Deutsche Bank performed a discounted cash flow analysis of INVH on a standalone basis using financial forecasts, data and other information provided by management of INVH to calculate a range of implied equity values per share of INVH Common Stock as of August 8, 2017.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 7.0% to 8.0% to the sum of (i) free cash flows estimated to be generated by INVH for the period from July 1, 2017 through December 31, 2021, as calculated based on financial forecasts and data provided by management of INVH and (ii) a range of terminal values of INVH. The discount rate ranges were derived by calculating the weighted average cost of capital for INVH using the capital asset pricing model methodology customarily utilized by Deutsche Bank, which takes into account Deutsche Bank’s professional judgment and a variety of market factors, including the historical equity risk premium. The range of estimated terminal values was calculated by applying terminal capitalization rates ranging from 4.5% to 5.5%, which was based on Deutsche Bank’s professional judgment and experience, to the estimated NOI of INVH for calendar year 2022 of $801 million, which was based on the estimated NOI growth rate of INVH for calendar year 2021 as applied to the estimated NOI of INVH for calendar year 2021. For purposes of this analysis, Deutsche Bank calculated free cash flow for each calendar year, calculated to be $531 million, $568 million, $601 million and $633 million for the calendar years 2018, 2019, 2020 and 2021, respectively, as (a) adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ($580 million, $618 million, $653 million and $686 million, for the calendar years 2018, 2019, 2020 and 2021, respectively, see “—Certain INVH Unaudited Prospective Financial Information—INVH Management Projections”), less (b) capital expenditures ($49 million, $51 million, $52 million and $53 million, for the calendar years 2018, 2019, 2020 and 2021, respectively), in each case as provided to Deutsche Bank by management of INVH.

This analysis resulted in a range of implied present values per share of INVH Common Stock of $22.96 to $32.10 per share.

The section of the joint proxy statement/information statement and prospectus entitled “The Mergers—Opinion of INVH’s Financial Advisor—Summary of Material Financial Analyses of Deutsche Bank—Standalone Valuation of SFR—Discounted Cash Flow Analysis” beginning on page 64 is hereby replaced, in its entirety, with the following:

Deutsche Bank performed a discounted cash flow analysis of SFR on a standalone basis using financial forecasts, data and other information provided by SFR’s management to calculate a range of implied equity values per SFR Common Share as of August 8, 2017 on a standalone basis.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 7.0% to 8.0% to the sum of (i) free cash flows estimated to be generated by SFR for the period from July 1, 2017 through December 31, 2021, as calculated by Deutsche Bank based on financial forecasts and data provided by management of SFR and (ii) a range of terminal values of SFR. The discount rate ranges were derived by calculating the weighted average cost of capital for SFR using the capital asset pricing model methodology customarily utilized by Deutsche Bank, which takes into account Deutsche Bank’s professional judgment and a variety of market factors, including the historical equity risk premium. The range of estimated terminal values was calculated by applying terminal capitalization rates ranging from 4.5% to 5.5%, which was based on Deutsche Bank’s professional judgment and experience, to SFR’s estimated NOI for calendar year 2022 of $552 million, which was based on SFR’s estimated NOI growth rate for calendar year 2021 as applied to SFR’s estimated NOI for calendar year 2021. For purposes of this analysis, Deutsche Bank calculated free cash flow for each calendar year, calculated to be $368 million, $390 million, $412 million and $434 million for the calendar years 2018, 2019, 2020 and 2021, respectively, as (a) Adjusted EBITDA ($408 million, $431 million, $454 million and $478 million, for the calendar years 2018, 2019, 2020 and 2021, respectively, see “—Certain SFR Unaudited Prospective Financial Information—SFR Management Projections”), less (b) capital expenditures ($40 million, $41 million, $43 million and $44 million, for the calendar years 2018, 2019, 2020 and 2021, respectively), in each case as provided to Deutsche Bank by management of SFR.

This analysis resulted in a range of implied present value per SFR Common Share of $36.92 to $51.50 per share.

The section of the joint proxy statement/information statement and prospectus entitled “The Mergers—Opinion of SFR’s Financial Advisor—Discounted Cash Flow Analyses” beginning on page 69 is hereby replaced, in its entirety, with the following:

SFR

Evercore performed a discounted cash flow analysis of SFR to calculate a range of estimated present values as of December 31, 2017 of the standalone unlevered, after-tax free cash flows that SFR was projected to generate from January 1, 2018 through December 31, 2021, calculated to be $312 million, $333 million, $353 million and $374 million for the calendar years 2018, 2019, 2020 and 2021, respectively, using information contained in the SFR Management Projections. The standalone unlevered, after-tax free cash flows that SFR is projected to generate from January 1, 2018 through December 31, 2021 were calculated by deducting from the forecasted earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each calendar year as reflected in the SFR Management Projections capital expenditures, leasing commissions, stock based compensation and taxes, all as reflected in the SFR Management Projections. Evercore also calculated terminal values for SFR both by applying multiples of enterprise value (“EV”) ranging from 18.0x to 22.0x (based on Evercore’s analysis of EV/EBITDA multiples of SFR and other selected companies) to projected terminal year (2021) EBITDA as reflected in the SFR Management Projections (the “EBITDA Multiple Method”) and by applying a range of perpetuity growth rates of 2.5% to 3.5% (based on Evercore’s professional judgment given the nature of SFR and its business and the industries in which it operates) to terminal year (2021) standalone unlevered, after-tax free cash flows for SFR, calculated to be $412 million, reflecting projected standalone unlevered, after-tax free cash flows for SFR for 2021 (but without deducting projected 2021 development capital expenditures) as reflected in the SFR Management Projections (the “Perpetuity Growth Rate Method”). The cash flows and the terminal values were discounted to present value using a range of discount rates of 6.5% to 7.5%, taking into account an estimate of SFR’s weighted average cost of capital calculated using the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the company’s cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, to derive a range of implied enterprise values for SFR. A range of implied equity values for SFR was then calculated by reducing the range of implied enterprise values by the amount of SFR’s projected net debt (calculated as debt less cash and cash equivalents) as of December 31, 2017 as reflected in the SFR Management Projections. Evercore’s analysis indicated an implied per share equity value reference ranges for SFR on a standalone basis of approximately $28.60 to $41.59 (based on terminal values calculated using the EBITDA Multiple Method) and $29.40 to $65.41 (based on terminal values calculated using the Perpetuity Growth Rate Method).

The standalone unlevered, after-tax free cash flows that SFR is projected to generate from January 1, 2018 through December 31, 2021 and used by Evercore in connection with its Discounted Cash Flow Analyses were calculated from the SFR Management Projections as follows:

	2018E	2019E	2020E	2021E
EBITDA	$408	$431	$454	$478
Less: Capital Expenditures	(74)	(77)	(79)	(82)
Less: Leasing Commissions	(9)	(9)	(10)	(10)
Less: Stock Based Compensation	(12)	(12)	(12)	(12)
Less: Taxes	(1)	(1)	(1)	(1)
Unlevered Free Cash Flow	$312	$333	$353	$374

INVH

Evercore performed a discounted cash flow analysis of INVH to calculate a range of estimated present values as of December 31, 2017 of the standalone unlevered, after-tax free cash flows that INVH was projected to generate from January 1, 2018 through December 31, 2021, calculated to be $506 million, $558 million, $591 million and $623 million for the calendar years 2018, 2019, 2020 and 2021, respectively, using information contained in the INVH Management Projections. The standalone unlevered, after-tax free cash flows that INVH is projected to generate from January 1, 2018 through December 31, 2021 were calculated by deducting from the forecasted EBITDA for each calendar year as reflected in the INVH Management Projections capital expenditures and stock based compensation, both as reflected in the INVH Management Projections. Evercore also calculated terminal values for INVH both using the EBITDA Multiple Method by applying multiples of EV ranging from 18.0x to 22.0x (based on Evercore’s analysis of EV/EBITDA multiples of INVH and other selected companies) to projected terminal year (2021) EBITDA as reflected in the INVH Management Projections and using the Perpetuity Growth Rate Method by applying a range of perpetuity growth rates of 2.5% to 3.5% (based on Evercore’s professional judgment given the nature of INVH and its business and the industries in which it operates) to terminal year (2021) standalone unlevered, after-tax free cash flows for INVH equal to projected standalone unlevered, after-tax free cash flows for INVH for 2021 as reflected in the INVH Management Projections. The cash flows and the terminal values were discounted to present value using a range of discount rates of 6.5% to 7.5%, taking into account an estimate of INVH’s weighted average cost of capital calculated using the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the company’s cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, to derive a range of implied enterprise values for INVH. A range of implied equity values for INVH was then calculated by reducing the range of implied enterprise values by the amount of INVH’s projected net debt (calculated as debt less cash and cash equivalents) as of December 31, 2017 as reflected in the INVH Management Projections. Evercore’s analysis indicated an implied per share equity value reference ranges for INVH on a standalone basis of approximately $23.69 to $31.72 (based on terminal values calculated using the EBITDA Multiple Method) and $25.83 to $49.27 (based on terminal values calculated using the Perpetuity Growth Rate Method).

The standalone unlevered, after-tax free cash flows that INVH is projected to generate from January 1, 2018 through December 31, 2021 and used by Evercore in connection with its Discounted Cash Flow Analyses were calculated from the INVH Management Projections as follows:

	2018E	2019E	2020E	2021E
EBITDA	$408	$431	$454	$478
Less: Capital Expenditures	(74)	(77)	(79)	(82)
Less: Leasing Commissions	(9)	(9)	(10)	(10)
Less: Stock Based Compensation	(12)	(12)	(12)	(12)
Less: Taxes	(1)	(1)	(1)	(1)
Unlevered Free Cash Flow	$312	$333	$353	$374

Implied Exchange Ratio

Evercore calculated an implied exchange ratio reference range by dividing the low end of the implied per share equity value reference range for SFR by the high end of the implied per share equity value reference range for INVH indicated by the discounted cash flow analyses based both on terminal values calculated using the EBITDA Multiple Method and the Perpetuity Growth Rate Method and by dividing the high end of the implied per share equity value reference range for SFR by the low end of the implied per share equity value reference range for INVH indicated by the discounted cash flow analyses based both on terminal values calculated using the EBITDA Multiple Method and the Perpetuity Growth Rate Method. This analysis indicated an implied exchange ratio reference ranges of 0.9018 to 1.7553 shares of INVH Common Stock for each SFR Common Share (based on terminal values calculated using the EBITDA Multiple Method) and of 0.5968 to 2.5321 shares of INVH Common Stock for each SFR Common Share (based on terminal values calculated using the Perpetuity Growth Rate Method), as compared to the Exchange Ratio of 1.6140.

The section of the joint proxy statement/information statement and prospectus entitled “The Mergers—Certain INVH Unaudited Prospective Financial Information” beginning on page 76 is amended and supplemented as follows:

The following footnote is hereby added immediately following footnote 4 on page 79 of the joint proxy statement/information statement and prospectus and a related superscript “(5)” is added after each of “2017E”, “2018E”, “2019E”, “2020E” and “2021E” in the corresponding original table:

(5) Below is further detail on how the above amounts are calculated:

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
Total Revenue	$970	$1,028	$1,076	$1,119	$1,165
Total Operating Expenses	(364)	(371)	(381)	(389)	(400)

NOI	607	658	695	730	765

Property Management Expense	(32)	(32)	(32)	(32)	(33)
General and Administrative	(55)	(46)	(45)	(45)	(46)
Add: Offering Related Expenses	8	—	—	—	—

Adjusted EBITDA	527	580	618	653	686

Cash Interest Expense	(214)	(215)	(210)	(203)	(194)
Depreciation on Non-Real Estate	(4)	(4)	(4)	(5)	(5)
Other Expenses	(2)	(2)	(2)	(2)	(2)
Add: Severance Expense	2	2	2	2	2

Core FFO	310	360	403	444	487

Maintenance CapEx	(47)	(49)	(51)	(52)	(53)

AFFO	$263	$312	$353	$393	$434

The section of the joint proxy statement/information statement and prospectus entitled “The Mergers—Certain SFR Unaudited Prospective Financial Information” beginning on page 79 is amended and supplemented as follows:

The following footnote is hereby added immediately following footnote 4 on page 81 of the joint proxy statement/information statement and prospectus and a related superscript “(5)” is added after each of “2017E”, “2018E”, “2019E”, “2020E” and “2021E” in the corresponding original table:

(5) Below is further detail on how the above amounts are calculated:

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
Total Revenue	$657	$755	$812	$864	$901
Total Operating Expenses	(254)	(298)	(331)	(360)	(374)

NOI	404	458	481	504	527

General and Administrative Expenses	(46)	(45)	(45)	(45)	(45)
Other Expenses	(6)	(4)	(4)	(4)	(4)

Adjusted EBITDA	352	408	431	454	478

Cash Interest Expense	(116)	(127)	(131)	(133)	(134)

Core FFO	237	281	300	321	344

Leasing Commissions	(9)	(9)	(9)	(10)	(10)
Recurring CapEx	(41)	(40)	(41)	(43)	(44)

Core AFFO	$188	$232	$250	$269	$290

*****

Forward Looking Statements

The information presented herein may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which INVH and SFR operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the Merger, including future financial and operating results, the attractiveness of the value to be received by SFR shareholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the Merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in funds from operations (“FFO), adjusted FFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. INVH’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although INVH believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may materially and adversely affect INVH’s and SFR’s business, financial condition, liquidity, results of operations and prospects, as well as INVH’s ability to make distributions to its shareholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs, (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of real estate investment trust status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the Merger and the timing of the closing of the Merger; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports and registration statements filed with the SEC by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the Merger.

In connection with the Merger, INVH has filed with the SEC a registration statement on Form S-4 (File No. 333- 220543) that includes a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus, which joint proxy statement/information statement and prospectus was first mailed or otherwise disseminated to INVH stockholders and SFR shareholders on October 16, 2017. INVH and SFR have each filed a joint proxy statement/information statement and prospectus and also plan to file other relevant documents with the SEC regarding the Merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/information statement and prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by emailing INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017, June 29, 2017, August 14, 2017 and September 19, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of shareholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/information statement and prospectus and other relevant documents filed or to be filed with the SEC. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INVITATION HOMES INC.
By:	/s/ Mark A. Solls
Name: Mark A. Solls
Title: Executive Vice President, Secretary and Chief Legal Officer

Date: November 6, 2017